UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-49765

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

MM/DD/YY        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Aethlon Capital LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1786 James Avenue South__

(No. and Street)

| __Minneapolis__ | __MN__ | __55403__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Sima Griffith__ | __612-338-6065__ | __sgriffith@aethlon.com__ |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Cropper Accountancy Corporation__

(Name – if individual, state last, first, and middle name)

| 2700 Ygnacio Valley Road, #270 | Walnut Creek | CA | 94598 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |
| 03/04/2009 | | 3381 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Sima Griffith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aethlon Capital, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Sima Griffith

Title: Managing Principal

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# AETHLON CAPITAL, LLC
Minneapolis, Minnesota

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2025

# AETHLON CAPITAL, LLC

TABLE OF CONTENTS
As of and for the Year Ended December 31, 2025



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
*www.cropperaccountancy.com*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Aethlon Capital

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aethlon Capital, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Aethlon Capital as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Aethlon Capital, LLC's management. Our responsibility is to express an opinion on Aethlon Capital's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aethlon Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CROPPER ACCOUNTANCY CORPORATION
We have served as Aethlon Capital, LLC's auditor since 2024.
Walnut Creek, California
February 9, 2026

# AETHLON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

## *ASSETS*

| | | |
|---|---|---:|
| **CASH & CASH EQUIVALENTS** | $ | 42,956 |
| **MARKETABLE SECURITIES** | | 114,841 |
| **PREPAID EXPENSES** | | 150 |
| **PROPERTY AND EQUIPMENT** | | 35,356 |
| **TRADEMARK** | | 2,150 |
| **TOTAL ASSETS** | $ | 195,453 |

## *LIABILITIES AND MEMBER'S EQUITY*

| | | |
|---|---|---:|
| **ACCOUNTS PAYABLE** | $ | 9,597 |
| **TOTAL LIABILITIES** | | 9,597 |
| **MEMBER'S EQUITY** | | 185,856 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 195,453 |

# AETHLON CAPITAL, LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION
As of and for the Year Ended December 31, 2025

### NOTE 1 - Summary of Significant Accounting Policies

*Nature of Business*

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include merger and acquisitions services and general corporate finance advisory services.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and Financial Industry Regulatory Authority (FINRA).

*Cash and Cash Equivalents*

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of Federal Deposit Insurance Corporation (FDIC) and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2025, the Company's cash deposits did not exceed the FDIC limits of $250,000.

*Marketable Securities*

Marketable securities consist of publicly traded common stock and are classified as trading securities. Trading securities are reported at fair market value with all unrealized gains (losses) included in other income (expense) on the statement of operations.

*Accounts Receivable*

Accounts receivable are stated at the amount billed to the customer. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary at December 31, 2025.

*Property and Equipment, Net*

Property and equipment consist of computer equipment, furniture, website and leasehold improvements and are recorded at cost and being depreciated using the straight-line method over estimated useful lives of 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

Property and equipment consisted of the following as of December 31, 2025:

| | | |
|---|---|---:|
| Office renovations | $ | 69,386 |
| Vehicle | | 27,791 |
| Website | | 22,100 |
| Total | | 119,277 |
| Less: Accumulated depreciation and amortization | | (83,921) |
| | $ | 35,356 |

Depreciation and amortization expense was $27,576 for the year ended December 31, 2025.

**NOTE 1 - Summary of Significant Accounting Policies (cont.)**

*Revenue Recognition*

The Company's revenues are derived from consulting fees and commissions from merger and acquisition advisory services. Consulting fees are nonrefundable deposits received during the initial stages of merger and acquisition advisory services. Consulting fees may be deductible against the total commissions to be received upon the closing of a transaction. Revenue is recognized when a performance obligation is satisfied, which is when the promised goods or services are transferred to the customer. Aethlon recognizes revenue related to its fixed consulting fees as services are provided on a monthly basis. The performance obligations for consulting fees are distinct and separate from those of success fees. Aethlon recognizes its variable commission fees once the obligation to finalize its engagement has been completed (i.e. close of transaction). Consulting fees of $19,666 were recognized during the year ended December 31, 2025. At both January 1, 2025, and December 31, 2025, the Company had $0 of deferred revenues.

*Segment Reporting*

The Company's chief operating decision maker is its managing principal. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on net income as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

*Income Taxes*

The Company is a disregarded entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company is not currently under examination by any taxing jurisdiction.

*Management's Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Management's Plan*

During the year, the Company had a net loss of $261,828. Management has plans for increased revenues and also has the intent and ability to fund operations as needed during the upcoming 12 months.

**NOTE 2 - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and the related net capital ratio fluctuate daily. As of December 31, 2025, the Company had net capital of $123,420 which was $118,420 in excess of its required net capital of the greater of $5,000 or 1/15 of adjusted aggregate indebtedness. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2025 FOCUS filing. The company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to merger and acquisitions services and general corporate finance advisory services. The Company's net capital ratio was 0.0778 to 1 as of December 31, 2025.

**NOTE 3 - Significant Customers**

Two customers accounted for 100% of total revenues for the year ended December 31, 2025.

**NOTE 4 – Leases**

In accordance with ASU 2016-02, *Leases (Topic 842)*, the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company does not have any leases that are classified as operating leases.

**NOTE 5 – Financial Instruments**

Fair value is defined by applicable accounting guidance as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market for the given asset or liability at the measurement date based on market conditions at that date.

A hierarchy for fair value has been established that categorizes into three levels the inputs to valuation techniques used to measure fair value:

Quoted Prices in Active Markets for Identical Assets or Liabilities (Level I) – Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Significant Other Observable Inputs (Level II) – Fair value is based on significant other observable inputs, which are generally determined based on a single unadjusted price for each financial instrument provided by an applicable third-party pricing service.

Significant Unobservable Inputs (Level III) – Fair value is based on model-based valuation techniques for which at least one significant assumption is not observable in the market.

Transfers between levels are recognized as of the end of the reporting period. There were no transfers in or out of quoted prices in active market for identical instruments, significant other observable inputs, or significant unobservable inputs for the year ended December 31, 2025.

---

**NOTE 5 – Financial Instruments (cont.)**

The underlying methods used by the third-party pricing services are considered in determining the primary inputs used to determine fair values. Management has evaluated the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers' quotes, sales or purchases of similar instruments, and discounted cash flows to establish a basis for reliance on the pricing service values. No significant adjustments were made to prices provided by third-party pricing services at December 31, 2025.

As of December 31, 2025, the Company held only marketable securities consisting of publicly traded common stock (a Level I financial instrument), the fair value of which is stated on the Statement of Financial Condition.

---

**NOTE 7- Subsequent Events**

The Company has evaluated subsequent events occurring through the date of the Report of Independent Registered Public Accounting Firm, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements and noted none.